U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

 (Check One)
[X] Form 10-K and Form 10-KSB        [ ] Form 20-F        [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB        [ ] Form N-SAR

         For Period Ended:  June 30, 1996
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:. Not Applicable
 ...............................................................................

Full Name of Registrant:  Continental American Transportation, Inc.
 ...............................................................................
Address of principal Executive Office (Street and Number)

495 Lovers Lane Road, Calhoun, Georgia, 30701
 ...............................................................................
         City, State and Zip Code

Part II-Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   X     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   X     (b)  The subject annual report on Form 10-KSB  will be filed on or before October 14, 1996, the fifteenth calendar day following the prescribed due date, September 28, 1996; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable: Not Applicable.

PART III--Narrative

Registrant, dated September 26, 1996.

PART IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification
            Erik Bailey, Vice President/CFO       (706)           629-8682
 ..............................................................................
                  (Name)                        (Area Code)(Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s):
                                                    [X] Yes          [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?:

                                                    [X] Yes          [ ] No

         Please see letter, dated September 26, 1996 from Erik Bailey, President and Chief Executive Officer of Registrant explaining the anticipated changes, both narratively and quantitatively, of any significant changes in the results of operations for Registrant's fiscal year ended June 30, 1996 from the Registrant's fiscal year ended June 30, 1995, which will be reflected in the Registrant's earnings statements.

                          Continental American Transportation,Inc.
 ...............................................................................
                        (Name of Registrant as specified in charter) has caused this notification to be signed on behalf by the undersigned thereunto duly authorized


Date...September 26, 1996..........  By..s/Erik Bailey.........................
                                        Erik Bailey, Vice President
                                         Chief Financial Officer

                                     Continental American Transportation, Inc.
                                               495 Lovers Lane Road
                                              Calhoun, Georgia 30701
                                                   (706)629-8682

                                                September 26, 1996


VIA EDGAR FILING
Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

                  RE: Continental American Transportation, Inc. Commission File No. 0-18279
                           Form 12b-25 re Form 10-KSB for Fiscal Year Ended June 30, 1996

Dear Ladies and Gentlemen:

         Pursuant to Rule 0-3 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended
(the "Act"), attached hereto for filing please find one (1) conformed signature copy of Form 12b-25 submitted herewith for filing pursuant to Rule 12b-25 of the Act.

                              PART III - NARRATIVE

         Please be advised that Registrant's accountants, managers and independent auditors have been engaged in preparing all of the portions of Registrant's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1996 during the last 90 days and will not be able to complete all of the portions contained in said Form 10-KSB on or before September 28, 1996, without incurring unreasonable expense and enduring unreasonable burdens in the preparation thereof.

                           PART IV - OTHER INFORMATION

         (3) Please be advised that Registrant expects significant changes in the results of Registrant's operations from the year ended June 30, 1995, that will be reflected by the earnings statements to be included in the Registrant's Annual Report on Form 10-KSB for its fiscal year ended June 30, 1996, as follows:
Registrant's management reasonably estimates that Registrant will reflect a loss in the approximate amount of $1,500,000 for the year ended June 30, 1996. This estimated result in the earnings of Registrant is based upon various factors, including but not limited to (a) Registrant's acquisition of Carpet Transport, Inc. and its affiliates, Chase Brokerage, Inc. and A & P Transportation, Inc., with an effective date of March 1, 1996, and the consolidated results of operations following such acquisitions reflecting a loss for the nine months ended March 31, 1996, of $1,437,041 as set forth on Registrant's Consolidated Statements of Operations (Unaudited) included in Registrant's quarterly report filed on Form 10-QSB for the quarter ended March 31, 1996, and (b) Registrant's management's review of the results of operations from April 1, 1996, and continuing for the three month period ended June 30, 1996.

         Registrant hereby undertakes to file the subject Form 10-KSB on or before October 14, 1996.

                                    Very truly yours,
                                    CONTINENTAL AMERICAN TRANSPORTATION, INC.

                                    By:   s/Erik Bailey
                                           Erik Bailey, Vice President
                                           Chief Financial Officer
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